UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Coty Inc.
(Name of Subject Company (Issuer))
Cottage Holdco B.V.
(Name of Filing Persons (Offeror))
JAB Cosmetics B.V.
JAB Holdings B.V.
Agnaten SE
Lucresca SE
(Names of Filing Persons (Other Persons))
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
222070203
(CUSIP Number of Class of Securities)
Joachim Creus
Cottage Holdco B.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands
+31 20 406 10 01
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$1,747,500,000	$211,797.00

(1)
Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (x) 150,000,000 shares of Coty Inc. Class A Common Stock by (y) the tender offer price of  $11.65 per share.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of  $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a) The name of the subject company and the issuer of the securities subject to the Offer is Coty Inc., a Delaware corporation. Its principal executive office is located at 350 Fifth Avenue, New York, NY and its telephone number is (212) 389-7300.
(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of February 1, 2019, there were approximately 751,256,879 Shares issued and outstanding.
(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in “THE OFFER — Section 6. Price Range of Shares of Class A Common Stock; Dividends” in the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a), (b), (c) The filing companies of this Schedule TO are (i) Purchaser, (ii) Parent, (iii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Parent (“JAB Holdings”), (iv) Agnaten SE, a private company incorporated under the laws of Austria, which is an indirect stockholder of JAB Holdings (“Agnaten”) and (v) Lucresca SE, a private company incorporated under the laws of Austria, which is an indirect stockholder of JAB Holdings (“Lucresca”, and together with Purchaser, Parent, JAB Holdings and Agnaten, the “Filing Persons”).
The principal business address of each of Purchaser, Parent and JAB Holdings is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, and the telephone number for each is +31 20 406 10 01. The principal business address of Agnaten and Lucresca is Rooseveltplatz 4-5/Top 10, A-1090 Vienna, Austria and the telephone number for both is +43 1 98650 105.
The information set forth in “THE OFFER — Section 9. Certain Information Concerning Parent and Purchaser” in the Offer to Purchase and in Annex A in the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “THE OFFER — Section 8. Certain Information Concerning the Company”, “THE OFFER — Section 9. Certain Information Concerning Parent and Purchaser”, “THE OFFER — Section 10. Background of the Offer” and “THE OFFER — Section 11. Purpose and Reasons for the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet”, “Introduction”, “THE OFFER — Section 11. Purpose and Reasons for the Offer; Plans for the Company” and “THE OFFER — Section 12. Related Party Transactions; Certain Transactions Between Parent and its Affiliates and the Company; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.
(c)(1-7) Not applicable.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in “THE OFFER — Section 13. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
(d) The information set forth in “THE OFFER — Section 13. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a), (b) The information set forth in “THE OFFER — Section 9. Certain Information Concerning Parent and Purchaser” and Annex B in the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the sections of the Offer to Purchase titled “Introduction” and “THE OFFER — Section 17. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
(a), (b) Not applicable.
ITEM 11.   ADDITIONAL INFORMATION.
(a)(1) The information set forth in “THE OFFER — Section 9. Certain Information Concerning Parent and Purchaser” in the Offer to Purchase is incorporated herein by reference.
(a)(2) The information set forth in “THE OFFER — Section 16. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.
(a)(3) The information set forth in “THE OFFER — Section 16. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.
(a)(4) Not applicable.
(a)(5) The information set forth in “THE OFFER — Section 16. Certain Legal Matters” in the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.
(a)(1)(i)	Offer to Purchase, dated February 13, 2019
(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2019
(a)(5)(i)	Letter to the Board of the Company, dated February 12, 2019
(a)(5)(ii)	Press Release issued by Parent on February 12, 2019
(b)(1)	Commitment Letter, dated as of February 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG and Cottage Holdco B.V.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2019
COTTAGE HOLDCO B.V.
JAB COSMETICS B.V.
JAB Holdings B.V.
By:
/s/ Joachim Creus

Joachim Creus
Authorized Representative
By:
/s/ Markus Hopmann

Markus Hopmann
Authorized Representative
Lucresca SE
Agnaten SE
By:
/s/ Joachim Creus

Joachim Creus
Authorized Representative